Alcobra Ltd.

65 Rothschild Blvd.

Tel Aviv 65785 Israel

April 5, 2013

Via EDGAR

Jeffrey P. Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Alcobra Ltd.

Registration Statement on Form F-1
File No. 333-186003

Dear Mr. Riedler:

The purpose of this letter is to respond to your letter of March 19, 2013 regarding the above registration statement. For your convenience, your original comments appear in bold text, followed by our responses. We are concurrently filing Amendment No. 3 to the Form F-1.

Dilution, page 28

1.	You appear to have revised your table to begin with your pro forma net tangible book value per share again. Please refer to our comment 32 issued on February 10, 2013 and revise the table again to begin with your historical net tangible book value per share, instead of pro forma net tangible book value per share.

We have revised the table as requested.

Financial Statements

Notes to Financial Statements

Note 6: Convertible Notes, page F-15

2.	With regard to your response to comment 15 it appears that the convertible notes are within the scope of ASC 480 and should be accounted for under that literature. Please provide a further analysis to support why ASC 835 is more applicable and a materiality analysis for the difference between the interest accretion method and the fair value method.

In response to the Staff’s comment, the Company wishes to further clarify that in accordance with ASC 480-10-35-5: "All other financial instruments recognized under the guidance in Section 480-10-25 shall be measured subsequently at fair value with changes in fair value recognized in earnings, unless either this Subtopic or another Subtopic specifies another measurement attribute."

Securities and Exchange Commission

Re: Alcobra Ltd.

April 5, 2013

The financial instrument is a stock settled debt as defined in ASC 480- 10-25-14, because: "A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)". The monetary amount to settle the debt is $800 thousands. The Company believes that because the financial instrument is a "stock settled debt", the Company’s shares are merely a form of a currency to repay the debt. The investor does not take risk of a shareholder. That is, at any time, the monetary amount to settle the debt (upon IPO or other investment round) is fixed, discounted by the time value up until the redemption/conversion date. As a result, the obligation is in substance, traditional debt arrangement. A measurement of a traditional debenture is in accordance of ASC 835.

As the financial instrument is a debenture which falls within the Scope of ASC 835, the guidance in ASC 835-30 (i.e., accrue to the redemption amount using the interest method) can be applied. Accordingly, each reporting period the Company accrues to the redemption amount using the interest method.

In addition, the Company analyzed the difference between the interest accretion method and the fair value as of December 31, 2012:

U.S $ in thousands
Interest method	662
Fair value method	704
Difference	42

As the difference between the two methods is not material to the financial statements, the Company added to Note 6 to the financial statements that the "interest method" approximates the fair value of the financial instrument.

Please call one of our attorneys, Edwin Miller (617) 398-0408 or Shy Baranov (617) 338-2932 of Zysman, Aharoni, Gayer & Co./Sullivan & Worcester LLP in Boston if you have any questions or require additional information.

Sincerely,

ALCOBRA LTD.

By:	/s/ Yaron Daniely
Dr. Yaron Daniely, President

cc, with a marked copy of Amendment No. 3:

Karen Ubell, Staff Attorney